12027736

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT

SEC
Mail Processing
Section
JUN 27 2012
Washington DC
403

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO-FEE REQUIRED]
For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to
Commission file number

CITY NATIONAL CORPORATION PROFIT SHARING PLAN
555 South Flower Street, Eighteenth Floor
Los Angeles, California 90071
(Full title of the plan and the address of the plan)

CITY NATIONAL CORPORATION
555 South Flower Street, Eighteenth Floor
Los Angeles, California 90071
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 1. Not Applicable

Item 2. Not Applicable

Item 3. Not Applicable

Item 4. In lieu of the requirements of Items 1-3 above, plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are attached as Exhibit 2.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

City National Corporation Profit Sharing Plan

By: City National Bank, Trustee

Date: June 26, 2012

By: [signature]
Michael Nunnelee, Senior Vice President

Index to Exhibits

Consent of Independent Registered Public Accounting Firm

The Board of Directors
City National Corporation:

We consent to the incorporation by reference in the registration statement (No. 33-56632) on Form S-8 of City National Corporation of our report dated June 25, 2012, with respect to the statements of net assets available for benefits of the City National Corporation Profit Sharing Plan as of December 31, 2011 and 2010, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the City National Corporation Profit Sharing Plan.

KPMG LLP

Los Angeles, California
June 25, 2012

KPMG

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Table of Contents

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Benefits Committee
City National Corporation Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the City National Corporation Profit Sharing Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4(i) – schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Los Angeles, California
June 25, 2012

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

		2011	2010
Investments, at fair value:			
Cash equivalents	$	37,582,317	30,243,786
Mutual funds		273,153,869	265,591,282
Common stock		61,647,271	78,000,227
Preferred stock		25,170	25,810
Corporate debt		205,800	367,764
Common collective trusts		—	2,310,199
Other assets		244,018	42,442
Total investments		372,858,445	376,581,510
Receivables:			
Employer contribution		11,321,471	7,883,910
Notes receivable from participants		11,251,364	10,785,181
Total receivables		22,572,835	18,669,091
Noninterest-bearing cash		495,938	1,108,924
Net assets available for benefits before adjustment to contract value		395,927,218	396,359,525
Adjustment to contract value from fair value for fully benefit-responsive investment contracts		—	(132,703)
Net assets available for benefits	$	395,927,218	396,226,822

See accompanying notes to financial statements.

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2011 and 2010

		2011	2010
Changes to net assets attributable to:			
Investment (loss) income:			
Interest	$	545,883	563,931
Dividends		9,102,165	7,385,547
Net (depreciation) appreciation in fair value of investments		(38,386,421)	46,757,293
Total investment (loss) income		(28,738,373)	54,706,771
Contributions:			
Employer		16,714,152	12,556,626
Participants		25,576,307	22,222,087
Total contributions		42,290,459	34,778,713
Deductions from net assets attributable to:			
Benefits paid to participants		13,716,273	21,563,584
Administrative expenses		135,417	131,194
Total deductions		13,851,690	21,694,778
Net (decrease) increase in net assets		(299,604)	67,790,706
Net assets available for benefits:			
Beginning of year		396,226,822	332,782,903
Transfers to other plans		—	(4,346,787)
End of year	$	395,927,218	396,226,822

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the City National Corporation Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of City National Corporation and its subsidiaries (the Company) that have agreed to participate in the Plan. The Plan is administered by City National Corporation (the Sponsoring Employer) who acts by and through its administrative committee, the Benefits Committee. The Benefits Committee is comprised of officers of the Sponsoring Employer and City National Bank, a subsidiary of the Sponsoring Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan is currently under examination by the Department of Labor (DOL) and entered into a tolling agreement in 2011. The DOL has not communicated any matters to Plan Administration.

(b) Contributions

Employees of the Company who are entitled to paid vacation time and have completed one hour of service are eligible to participate in the Plan as of their hire date. Company profit sharing contributions to the Plan are discretionary and are equal to a percentage of employee eligible compensation based on the change in Net Profits (as defined by the Plan) over the prior year, subject to an overall maximum Company contribution of 8% of Consolidated Net Profits reduced by matching contributions made for such Plan year (which are not made by forfeitures). For the years ended December 31, 2011 and 2010, a profit sharing contribution of 4.72% and 3.72%, respectively, of each participant's eligible compensation was made. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested at the participant's discretion in the same manner as the salary reduction contributions described below.

Participants can contribute, under a salary reduction agreement, up to 50% of their eligible compensation as defined, but not to exceed the dollar amount allowed by law, which was $16,500 for 2011 and 2010. The Company matches these employee deferrals up to a maximum amount of 50% of the first 6% of covered compensation contributed to the Plan each payroll period. Participants age 50 and over may make unmatched "catch-up" deferrals in accordance with Internal Revenue Code (IRC) regulations and limitations, not to exceed the dollar amount allowed by law, which was $5,500 for 2011 and 2010. Participants may also contribute amounts representing distributions (rollovers) from other tax-favored plans.

(c) Participant Accounts

Each participant account is credited with the participant's contributions, allocations of the Company's matching contribution and profit sharing contribution (if any), and earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a

(Continued)

participant's account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

(d) *Vesting*

Participant contributions and the Company's matching contributions are immediately fully vested. A participant shall become fully vested in his or her entire accrued benefit upon the participant's normal retirement date (as defined by the Plan), death, or total disability (as defined by the Plan). The Company's profit sharing discretionary contributions, for participants whose employment terminates prior to his or her normal retirement date for reasons other than death or total disability shall vest in accordance with the following schedule:

Years of service	Vested percentage
Less than 2 years	—%
2	25
3	50
4	75
5 or more	100

Any nonvested amounts in a terminated participant's account will be forfeited in accordance with Plan provisions and used in the following sequence: first, to make any Plan contributions due to participants that have returned from qualified military service that are consistent with applicable law and the terms of the Plan; second, to make any Plan contributions required to correct administrative errors; third, to reduce matching contributions otherwise payable by the Company in the year that the forfeiture first becomes available; fourth, to restore previously forfeited account balances, if any; and fifth, to reduce matching contributions in the following year. At December 31, 2011 and 2010, forfeited nonvested accounts totaled $512 and $1,450, respectively. During 2011 and 2010, the total amount forfeited was $422,389 and $384,737, respectively. During 2011 and 2010, $423,327 and $384,335, respectively, were used in accordance with Plan provisions as summarized above.

(e) *Benefit Payments*

A participant may receive a distribution of his or her entire vested accrued benefit only upon the participant's termination of employment. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship, in accordance with Plan provisions. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months. Withdrawal of previously contributed employee after-tax contributions and, effective December 14, 2010, employee rollover amounts is also permitted in accordance with Plan provisions.

In general, for distributions other than for financial hardship or on account of withdrawal of employee after-tax contributions, the method of payment shall be based on the participant's election and may be made in the form of a lump-sum payment, installments (if eligible as defined by the Plan), or direct transfer to an Individual Retirement Account (IRA) or tax-favored plan that accepts

(Continued)

the transfer. A participant may also elect a combination of lump-sum payment and direct transfer. Distributions shall be made in cash or in-kind in accordance with the participant's election and Plan provisions.

(f) Notes Receivable from Participants

Loans to participants may be made, at the discretion of the Plan's administrator, in an amount not less than $1,000 and not to exceed the lesser of 50% of the participant's vested account balance, or $50,000 reduced by the highest outstanding balance during the previous 12 months. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant's vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. Interest rates ranged from 4.25% to 10.00% and maturity dates ranged from January 2012 to June 2026 on outstanding loan balances for the year ended December 31, 2011. The terms of these loans cannot exceed 5 years except that if the loan is used to purchase the principal residence of the participant, the loan term may be extended for up to a period of 15 years. Principal and interest are paid ratably through payroll deductions.

(g) Plan Termination

The Company has not expressed any intent to terminate the Plan; however, it may do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants automatically become fully vested in their accrued benefits.

(h) Transfer Out

City National Corporation acquired Reed, Connor & Birdwell (RCB) in December 2000. RCB as a member of the Company's controlled group was eligible to participate in City National's Profit Sharing Plan through June 30, 2010. As of that date, RCB was no longer a member of the Company's controlled group as defined in the Plan Document and therefore did not qualify as a Participating Employer under the Plan. RCB withdrew its participants' assets from the Plan and transferred the assets to RCB's own plan on July 1, 2010.

(i) Plan Amendments

Effective January 1, 2010, the Plan was amended to include an eligible automatic contribution arrangement (EACA). Effective December 14, 2010, the Plan was amended to allow in-service withdrawals of employee rollover accounts at any time and to allow participants to convert some or all amounts held in the Plan into a designated Roth account within the Plan.

The Plan Document was amended effective January 1, 2011 to modify the Plan's definition of Net Profits for compliance with Reg Z. The Employer Contribution provision was also amended to allow the Committee to make discretionary changes to the Employer Contribution.

(2) Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract-value basis.

(b) Adoption of New Accounting Standards

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, *Fair Value Measurements and Disclosures* (Topic 820) – *Improving Disclosures about Fair Value Measurements*. This guidance amends Topic 820 that requires the reporting entity to disclose additional information on: (i) significant transfers in and out of Levels 1 and 2 measurements and reasons for the transfers; (ii) Level 3 gross purchases, sales, issuances, and settlement information; (iii) measurement disclosures by classes of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value is required for both recurring and nonrecurring fair value measurements. This guidance becomes effective for reporting periods beginning after December 15, 2009, except for the requirement to provide Level 1 and 2 activities, which became effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. The adoption of this guidance did not have a material effect on the Plan's financial statements.

In February 2010, the FASB issued ASU No. 2010-09, *Subsequent Events* (Topic 855): *Amendments to Certain Recognition and Disclosure Requirements*. This guidance: (i) incorporates the definition of the term "SEC filer" as an entity that is required to file or furnish its financial statements with the Security Exchange Commission (SEC) or other agencies and no longer requires SEC filers to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements; (ii) requires conduit bond obligors to evaluate subsequent events through the date the financial statements are issued; and (iii) replaces the term "reissuance of financial statements" with "revised financial statements," which is defined as financial statements restated to correct an error and issued to reflect a retrospective application of U.S. GAAP. The adoption of this guidance is effective immediately and did not have a material effect on the Plan's financial statements.

In September 2010, the FASB issued ASU No. 2010-25, *Plan Accounting – Defined Contribution Pension Plans (Topic 962), Reporting Loans to Participants by Defined Contribution Pension Plans,*

a consensus of the FASB Emerging Issues Task Force (Update). This Update requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Previously loans were measured at fair value and classified as investments. This Update is effective for periods ending after December 15, 2010, with early adoption permitted, and is required to be applied retrospectively. ASU No. 2010-25 was adopted for the year ended December 31, 2010 and did not change the value of participant loans from the amount previously reported as of December 31, 2009. The adoption of this guidance did not have a material impact on the Plan's financial statements.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(d) Investment Valuation and Income Recognition

Publicly traded securities are carried at fair value based on the published market quotations. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. The Plan's interest in the common collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. The Plan's investment in the CNI Charter Funds Prime Money Market Fund is valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a settlement-date basis, which does not materially differ from trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(e) Payment of Participant Benefits

Participant benefits are recorded when paid.

(f) Administrative Expenses

A portion of the administrative expenses of the Plan are paid by the Company, except for loan and Individually Directed Account (IDA) fees, which are charged to the applicable participant accounts. City National Bank, the Plan's trustee, charges a fee for processing loan applications and IDA transactions. In addition, certain administrative expenses of the Plan are paid through revenue sharing (e.g. 12b-1 fees and shareholder servicing fees) received by City National Bank from the mutual funds in which the Plan assets are invested. Through March 31, 2011, approximately 0.08% of the revenue sharing received was rebated back to Plan participants. Beginning April 1, 2011, the revenue sharing rebated back to Plan participants increased from approximately 0.08% to approximately 0.12%. Effective October 1, 2011, all revenue sharing (100%) received from core mutual funds were rebated back to Plan participants.

(g) Risks and Uncertainties

The Plan provides for various investment options in money market funds, mutual funds, common stocks, corporate debt, and government securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants' account balances and the amounts reported in the financial statements.

(h) Concentration of Credit Risk

Investment in the common stock of City National Corporation comprises approximately 14% and 19% of the Plan's investments as of December 31, 2011 and 2010, respectively.

(3) Fair Value Measurements

Authoritative guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that marketplace participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

- Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
- Level 2: Inputs to the valuation methodology include:
  - Quoted prices for similar assets or liabilities in active markets;
  - Quoted prices for identical or similar assets or liabilities in inactive markets;
  - Inputs other than quoted prices that are observable for the asset or liability;
  - Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

(Continued)

Equity securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds and cash equivalents: Valued at the quoted NAV of shares held by the Plan at year-end.

Guaranteed investment contract (common collective trusts): Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer (see note 2(a)).

Corporate debt: Valued at the bid or evaluated bid in conjunction with a multi-dimensional relational model of the par value held by the Plan at year-end.

Government and agencies securities: Valued at the bid or evaluated bid in conjunction with a multi-dimensional relational model of the par value held by the Plan at year-end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

As of December 31, 2011 and 2010, the Plan's investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy:

Asset type	Fair value measurement as of December 31, 2011, using input type Level 1	Level 2	Level 3	Total
Cash equivalents	$ 37,582,317	—	—	37,582,317
Mutual funds:				
Domestic large-cap equity	74,062,353	—	—	74,062,353
Domestic mid-cap equity	20,099,727	—	—	20,099,727
Domestic small-cap equity	43,567,137	—	—	43,567,137
Balanced funds	11,207,553	—	—	11,207,553
Fixed income	90,940,411	—	—	90,940,411
International equity	33,020,436	—	—	33,020,436
Commodities	256,252	—	—	256,252
Total mutual funds	273,153,869	—	—	273,153,869
Common stock:				
Banking	53,534,189	—	—	53,534,189
Other	8,113,082	—	—	8,113,082
Total common stock	61,647,271	—	—	61,647,271
Preferred stock	25,170	—	—	25,170
Corporate debt	—	205,800	—	205,800
Other assets	144,018	100,000	—	244,018
Total investments	$ 372,552,645	305,800	—	372,858,445

Asset type	Fair value measurement as of December 31, 2010, using input type Level 1	Level 2	Level 3	Total
Cash equivalents	$ 30,243,786	—	—	30,243,786
Mutual funds:				
Domestic large-cap equity	66,242,579	—	—	66,242,579
Domestic mid-cap equity	19,637,561	—	—	19,637,561
Domestic small-cap equity	52,826,495	—	—	52,826,495
Balanced funds	7,491,699	—	—	7,491,699
Fixed income	84,994,660	—	—	84,994,660
International equity	34,165,663	—	—	34,165,663
Commodities	232,625	—	—	232,625
Total mutual funds	265,591,282	—	—	265,591,282
Common stock:				
Banking	70,982,782	—	—	70,982,782
Other	7,017,445	—	—	7,017,445
Total common stock	78,000,227	—	—	78,000,227
Preferred stock	25,810	—	—	25,810
Corporate debt	—	367,764	—	367,764
Common collective trusts (1)	—	2,310,199	—	2,310,199
Other assets	42,442	—	—	42,442
Total investments	$ 373,903,547	2,677,963	—	376,581,510

(1) Although the amount reflected in the table represents the fair value of this investment, the contract value (the amount available for plan benefits) was $2,177,496.

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(4) Investments

The following table presents the fair value of investments as of December 31, 2011 and 2010, with individual investments representing 5% or more of the Plan's net assets available for benefits separately identified:

Investment	2011	2010
City National Corporation common stock	$ 53,534,189	70,982,782
Dreyfus S&P 500 Index Fund #078	—	24,305,469
CNI Charter Funds Prime Money Market Fund #240	37,582,317	28,058,301
CNI Charter Gov't Bond Fund	33,556,935	30,067,878
American Europacific Growth-R4	22,028,596	21,459,903
CNI Charter Large Cap Value Equity – Instl #253	21,291,443	21,055,557
PIMCO Total Return CL A #005	24,918,050	21,818,993
Royce Value Plus Fd Sv CL#292	—	19,889,954
Vanguard Large Cap Index – Inst	33,077,986	—
Eagle Small Cap Growth Fund-R5	20,036,587	—
All other investments less than 5%	126,832,342	138,942,673
Total	$ 372,858,445	376,581,510

During 2011 and 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) in mutual funds, common and preferred stock, government and agency securities, and other investments (depreciated) appreciated in value by $(38,386,421) and $46,757,293, respectively, as follows:

Investment	2011	2010
Mutual funds	$ (17,601,117)	26,977,139
Common stock	(20,994,401)	19,509,368
Preferred stock	(3,406)	1,390
Government and agency securities	—	5,624
Corporate debt	(22,996)	16,061
Common collective trust	31,470	40,705
Other	204,029	207,006
Net (depreciation) appreciation	$ (38,386,421)	46,757,293

(5) Party-in-Interest Transactions

Certain Plan investments are shares of CNI Charter Funds managed by City National Asset Management, Inc. (CNAM) and shares of common stock of City National Corporation. CNAM is a wholly owned subsidiary of City National Bank, which is a subsidiary of City National Corporation (the Plan sponsor as defined by the Plan), and thus, these are party-in-interest transactions. In addition, City National Bank receives mutual fund servicing fees for funds invested in CNI Charter Funds. Such fees offset, in part, administrative expenses of the Plan.

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(6) Income Taxes

The Company received a favorable tax determination letter on April 16, 2003 from the Internal Revenue Service (IRS) stating that the Plan is qualified under IRC Section 401(a) and that the Trust is exempt from federal income taxes under provisions of Section 501(a). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The Plan administrator has analyzed tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(7) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits between the financial statements and the Form 5500 at December 31, 2011 and 2010:

		2011	2010
Net assets available for benefits per the financial statements	$	395,927,218	396,226,822
Less interest income on notes receivable from participants		2,831	4,229
Net assets available for benefits per the Form 5500	$	395,924,387	396,222,593

The following is a reconciliation of net (decrease) increase in assets available for benefits between the financial statements and the Form 5500 at December 31, 2011 and 2010:

		2011	2010
Net (decrease) increase in net assets per the financial statements	$	(299,604)	67,790,706
Less interest income on notes receivable from participants		1,398	4,229
Net (decrease) increase in net assets per the Form 5500	$	(298,206)	67,786,477

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2011 Form 5500

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Number of shares	(e) Current value
	Cash equivalents:			
*	CNI CHARTER PRIME MN	CNI CHARTER PRIME MNY MKT INST #240	37,582,317	$ 37,582,317
		Total cash equivalents		37,582,317
	Corporate debt:			
	ENERPLUS RES CORP UN	ENERPLUS RES CORP UNIT	1,000	25,320
	MORGAN STAN STEP CPN	MORGAN STAN STEP CPN 5.000% 10/15/30	200,000	180,480
		Total corporate debt		205,800
	Preferred stocks:			
	AT&T INC 6.375% PFD	AT&T INC 6.375% PFD	120	3,210
	BANK OF AMER CORP 8.	BANK OF AMER CORP 8.625% SER MER PFD	1,000	21,960
		Total preferred stocks		25,170
	Common stocks:			
	ABB LTD SPONS ADR	ABB LTD SPONS ADR	2,500	47,075
	ABBOTT LABORATORIES	ABBOTT LABORATORIES COM	840	47,233
	ACE LIMITED COM	ACE LIMITED COM	70	4,908
	ACORDA THERAPEUTIC I	ACORDA THERAPEUTIC INC COM	400	9,536
	ACTIVISION BLIZZARE	ACTIVISION BLIZZARD INC COM	400	4,928
	ADOBE SYSTEMS COM	ADOBE SYSTEMS COM	100	2,827
	AES CORP COM	AES CORP COM	10	118
	AETERNA ZENTARIS INC	AETERNA ZENTARIS INC COM	3,700	5,698
	AFLAC CORP COM	AFLAC CORP COM	100	4,326
	ALCATEL-LUCENT SP AD	ALCATEL-LUCENT SP ADR	48	75
	ALCOA INC COM	ALCOA INC COM	3,000	25,950
	ALKERMES PLC COM	ALKERMES PLC COM	300	5,208
	ALLIED IRISH BANKS-S	ALLIED IRISH BANKS-SPONS ADR	6	4
	ALTRIA GROUP INC COM	ALTRIA GROUP INC COM	1,983	58,809
	ALUMINUM CORP CHINA	ALUMINUM CORP CHINA LTD SPONS ADR	41	443
	AMAG PHARMACEUTICALS	AMAG PHARMACEUTICALS INC COM	500	9,455
	AMAZON.COM INC COM	AMAZON.COM INC COM	65	11,252
	AMDOCS LTD ADR	AMDOCS LTD ADR	100	2,853
	AMER EAGLE OUTFITTER	AMER EAGLE OUTFITTERS	500	7,645
	AMERICAN CAPITAL AGE	AMERICAN CAPITAL AGENCY CORP COM	2,000	56,160
	AMERICAN ELECTRIC PO	AMERICAN ELECTRIC POWER CO INC COM	1,000	41,310
	AMERICAN EXPRESS CO	AMERICAN EXPRESS CO COM	100	4,717
	AMERICAN INTL GROUP	AMERICAN INTL GROUP INC COM	50	1,160
	AMERICAN SUPERCONDUC	AMERICAN SUPERCONDUCTOR CORP	325	1,199
	AMERICAN WTR WKS CO	AMERICAN WTR WKS CO INC NEW COM	220	7,009
	AMICO GAMES CORP COM	AMICO GAMES CORP COM	250	4
	AMPHENOL CORP CL A	AMPHENOL CORP CL A	360	16,340
	ANADIGICS INC COM	ANADIGICS INC COM	1,000	2,190
	ANIKA THERAPEUTICS I	ANIKA THERAPEUTICS INC COM	1,000	9,800
	ANNALY CAPITAL MGMT	ANNALY CAPITAL MGMT INC COM	22,080	352,400
	APACHE CORP COM	APACHE CORP COM	45	4,076
	APARTMENT INVT & MGM	APARTMENT INVT & MGMT CO CL A	100	2,291
	APOLLO INVESTMENT CO	APOLLO INVESTMENT CORP COM	2,000	12,880
	APPLE INC COM	APPLE INC COM	1,464	592,920
	APPLIED MATERIALS IN	APPLIED MATERIALS INC COM	40,000	428,400
	ARADIGM CORP COM	ARADIGM CORP COM	90	9
	ARCHER DANIELS MIDLA	ARCHER DANIELS MIDLAND COM	960	27,456
	ARES CAPITAL CORP CO	ARES CAPITAL CORP COM	1,000	15,450
	ARIAD PHARMACEUTICAL	ARIAD PHARMACEUTICALS INC COM	640	7,840
	ARIBA INC COM NEW	ARIBA INC COM NEW	8	225
	ARM HOLDINGS PLC SPO	ARM HOLDINGS PLC SPONS ADR	130	3,597
	ARTISTDIRECT INC NEW	ARTISTDIRECT INC NEW COM	80	—
	AT & T INC COM	AT & T INC COM	2,151	65,046
	ATLANTIC POWER CORP	ATLANTIC POWER CORP COM	1,000	14,300
	ATLAS PIPELINE PARTN	ATLAS PIPELINE PARTNERS L P INT	1	37

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2011 Form 5500

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Number of shares	(e) Current value
	AUTOMATIC DATA PROCE	AUTOMATIC DATA PROCESSING INC COM	150	$ 8,102
	AVI BIOPHARMA INC CO	AVI BIOPHARMA INC COM	10,000	7,450
	AVID TECH INC COM	AVID TECH INC COM	138	1,177
	BAIDU, INC. ADR	BAIDU, INC. ADR	1,010	117,635
	BAKER HUGHES INC COM	BAKER HUGHES INC COM	80	3,891
	BANCO BRADESCO S A S	BANCO BRADESCO S A SPONS ADR	1,802	30,057
	BANCO SANTANDER SA.	BANCO SANTANDER SA.	2,125	15,980
	BANK OF AMERICA CORP	BANK OF AMERICA CORP COM	68,006	378,112
	BARRICK GOLD CORP CO	BARRICK GOLD CORP COM	500	22,625
	BAXTER INTL INC COM	BAXTER INTL INC COM	180	8,906
	BB & T CORP COM	BB & T CORP COM	300	7,551
	BCE INC COM	BCE INC COM	1,000	41,670
	BEAM INC COM	BEAM INC COM	560	28,689
	BERKSHIRE HATHAWAY I	BERKSHIRE HATHAWAY INC CL B	1,550	118,265
	BEST BUY INC COM	BEST BUY INC COM	150	3,506
	BIOCUREX INC COM	BIOCUREX INC COM	9,500	141
	BOEING COMPANY COM	BOEING COMPANY COM	95	6,968
	BRF-BRASIL FOODS SA	BRF-BRASIL FOODS SA SPON-ADR	300	5,865
	BRISTOL MYERS SQUIBB	BRISTOL MYERS SQUIBB CO COM	3,550	125,102
	BRISTOW GROUP INC CO	BRISTOW GROUP INC COM	160	7,582
	BUCKEYE TECHNOLOGIES	BUCKEYE TECHNOLOGIES INC COM	320	10,701
	CANADIAN IMPERIAL BK	CANADIAN IMPERIAL BK OF COMM COM	70	5,066
	CAPSTEAD MORTGAGE CO	CAPSTEAD MORTGAGE CORP NEW REIT	1,000	12,440
	CATERPILLAR INC COM	CATERPILLAR INC COM	60	5,436
	CBL & ASSOCIATES PRO	CBL & ASSOCIATES PROPERTIES INC REIT	500	7,850
	CELGENE CORP COM	CELGENE CORP COM	230	15,548
	CENTRAL EURO DISTRIB	CENTRAL EURO DISTRIBUTION CORP COM	3,700	16,188
	CENTURYLINK, INC	CENTURYLINK, INC	200	7,440
	CERNER CORP COM	CERNER CORP COM	280	17,150
	CHECK POINT SOFTW TE	CHECK POINT SOFTW TECH COM	100	5,254
	CHEVRON CORP COM	CHEVRON CORP COM	520	55,328
	CHIMERA INVT CORP RE	CHIMERA INVT CORP REIT	1,650	4,142
	CHINA MOBILE LTD SPO	CHINA MOBILE LTD SPONS ADR	125	6,061
	CHINACAST EDU CORP C	CHINACAST EDU CORP COM	200	1,224
	CISCO SYSTEMS INC CO	CISCO SYSTEMS INC COM	3,400	61,472
	CITIGROUP INC COM	CITIGROUP INC COM	3,845	101,162
	CITRIX SYS INC COM	CITRIX SYS INC COM	92	5,586
*	CITY NATIONAL CORP C	CITY NATIONAL CORP COM	1,211,729	53,534,189
	CLEAN ENERGY FUELS C	CLEAN ENERGY FUELS CORP COM	725	9,034
	CLOROX CO COM	CLOROX CO COM	500	33,280
	CMS ENERGY CORP COM	CMS ENERGY CORP COM	840	18,547
	COCA-COLA CO COM	COCA-COLA CO COM	185	12,944
	COGNIZANT TECHNOLOGY	COGNIZANT TECHNOLOGY SOLUTIONS CL A	616	39,615
	COLGATE PALMOLIVE CO	COLGATE PALMOLIVE CO COM	370	34,184
	COMCAST CORP NEW CL	COMCAST CORP NEW CL A	625	14,819
	COMPANHIA DE BEBIDAS	COMPANHIA DE BEBIDAS SPONS ADR	680	24,541
	COMSTOCK HOMEBUILDIN	COMSTOCK HOMEBUILDING COS CL A COM	400	439
	CONOCOPHILLIPS COM	CONOCOPHILLIPS COM	375	27,326
	CONVERTED ORGANICS I	CONVERTED ORGANICS INC COM	48	—
	COOPER TIRE & RUBBER	COOPER TIRE & RUBBER CO COM	150	2,102
	CORNING INC COM	CORNING INC COM	1,940	25,181
	COSTCO WHOLESALE COR	COSTCO WHOLESALE CORP NEW COM	246	20,497
	COVIDIEN PLC COM	COVIDIEN PLC COM	25	1,125
	CUMMINS ENGINE INC C	CUMMINS ENGINE INC COM	20	1,760
	CVS/CAREMARK CORP CO	CVS/CAREMARK CORP COM	280	11,418
	D R HORTON INC COM	D R HORTON INC COM	25	315
	DARDEN RESTAURANTS I	DARDEN RESTAURANTS INC COM	470	21,423
	DEEP ROCK OIL & GAS	DEEP ROCK OIL & GAS INC COM	101	—
	DELL INC COM	DELL INC COM	60	878
	DELTA AIR LINES COM	DELTA AIR LINES COM	2,000	16,180

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2011 Form 5500

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Number of shares		(e) Current value
	DENDREON CORP COM	DENDREON CORP COM	775	$	5,890
	DEVON ENERGY CORP NE	DEVON ENERGY CORP NEW COM	170		10,540
	DIGITAL GENERATION]	DIGITAL GENERATION INC COM	1,500		17,880
	DIRECTV-CLASS A COM	DIRECTV-CLASS A COM	60		2,566
	DISCOVERY LABORATORI	DISCOVERY LABORATORIES INC COM	1,000		1,680
	DISH NETWORK CORP-A	DISH NETWORK CORP-A COM	150		4,272
	DOLBY LABORATORIES]	DOLBY LABORATORIES INC CL A	478		14,584
	DOLLAR TREE INC COM	DOLLAR TREE INC COM	75		6,233
	DR PEPPER SNAPPLE GR	DR PEPPER SNAPPLE GROUP INC COM	770		30,400
	DUKE ENERGY CORP NEW	DUKE ENERGY CORP NEW COM	1		22
	EAGLE MATERIALS INC	EAGLE MATERIALS INC COM	15		385
	EAST WEST BANCORP IN	EAST WEST BANCORP INC COM	620		12,245
	EBAY INC COM	EBAY INC COM	340		10,312
	EDISON INTERNATIONAL	EDISON INTERNATIONAL COM	1,130		46,782
	ELECTRONIC GAME CARD	ELECTRONIC GAME CARD INC COM	8,420		1
	EMC CORP MASS COM	EMC CORP MASS COM	260		5,600
	ENCANA CORP COM	ENCANA CORP COM	3,000		55,590
	ENDOLOGIX INC COM	ENDOLOGIX INC COM	625		7,175
	ENSCO PLC	ENSCO PLC	310		14,545
	ENTROPIC COMMUNICATI	ENTROPIC COMMUNICATIONS INC CIN	18,000		91,980
	EQUITY RESIDENTIAL P	EQUITY RESIDENTIAL PPTYS TR REIT	125		7,129
	EUROSEAS LTD COM	EUROSEAS LTD COM	100		235
	EXELIS INC COM	EXELIS INC COM	210		1,901
	EXELON CORP COM	EXELON CORP COM	1,000		43,370
	EXXON MOBIL CORP COM	EXXON MOBIL CORP COM	390		33,056
	FEDEX CORP COM	FEDEX CORP COM	25		2,088
	FIDELITY NATIONAL F]	FIDELITY NATIONAL FINANCIAL INC COM	750		11,948
	FIRSTENERGY CORP COM	FIRSTENERGY CORP COM	500		22,150
	FLIR SYSTEMS INC COM	FLIR SYSTEMS INC COM	110		2,758
	FLOWSERVE CORP COM	FLOWSERVE CORP COM	22		2,185
	FLUOR CORP NEW COM	FLUOR CORP NEW COM	320		16,080
	FOMENTO ECONOMICO ME	FOMENTO ECONOMICO MEX SAB DE CV SADR	50		3,486
	FORD MOTOR CO DEL CO	FORD MOTOR CO DEL COM NEW	4,250		45,730
	FORTUNE BRANDS HOME	FORTUNE BRANDS HOME & SEC COM	430		7,323
	FRANKLIN RES INC COM	FRANKLIN RES INC COM	120		11,527
	FREEPORT MCMORAN COP	FREEPORT MCMORAN COPPER & GLD INC	120		4,415
	FREESEAS INC COM	FREESEAS INC COM	60		26
	FRONTIER COMMUNICATI	FRONTIER COMMUNICATIONS CORP COM	3,112		16,026
	FRONTLINE LTD ADR	FRONTLINE LTD ADR	1		4
	GENERAL ELECTRIC CO	GENERAL ELECTRIC CO COM	5,455		97,699
	GENERAL GROWTH PPTYS	GENERAL GROWTH PPTYS INC REIT	3,000		45,060
	GENERAL MOLY INC COM	GENERAL MOLY INC COM	2,000		6,180
	GENESEE & WYO INC CL	GENESEE & WYO INC CL A	75		4,544
	GENON ENERGY INC COM	GENON ENERGY INC COM	1		3
	GENWORTH FINANCIAL]	GENWORTH FINANCIAL INC CL A	1,200		7,860
	GILEAD SCIENCES INC	GILEAD SCIENCES INC COM	1,105		45,228
	GOLD RESERVE INC COM	GOLD RESERVE INC COM	1,000		2,800
	GOLDMAN SACHS GROUP	GOLDMAN SACHS GROUP INC COM	536		48,470
	GOOGLE INC CL A	GOOGLE INC CL A	18		11,626
	GREAT PLAINS ENERGY	GREAT PLAINS ENERGY INC COM	1		22
	GREEN STAR ALTERNATI	GREEN STAR ALTERNATIVE ENERGY COM	4,988		12
	GRUPO SIMEC S A B-SP	GRUPO SIMEC S A B-SPON ADR	1,000		7,100
	GS ENVIROSERVICES IN	GS ENVIROSERVICES INC COM	250		5
	HAIN CELESTIAL GROUF	HAIN CELESTIAL GROUP INC COM	150		5,499
	HALOZYME THERAPEUTIC	HALOZYME THERAPEUTICS INC COM	51,415		488,956
	HANCOCK FABRICS INC	HANCOCK FABRICS INC DEL COM	17		15
	HANSEN NATURAL CORP	HANSEN NATURAL CORP COM	280		25,799
	HARTFORD FINANCIAL S	HARTFORD FINANCIAL SERVICES GRP COM	1		16
	HDFC BANK LTD ADR	HDFC BANK LTD ADR	5		131
	HEALTH CARE PROPERTY	HEALTH CARE PROPERTY INVTS REIT	80		3,314

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2011 Form 5500

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Number of shares		(e) Current value
	HEALTH CARE REIT INC	HEALTH CARE REIT INC REIT	100	$	5,453
	HERCULES OFFSHORE IN	HERCULES OFFSHORE INC COM	20		89
	HESS CORP COM	HESS CORP COM	140		7,952
	HEWLETT PACKARD CO C	HEWLETT PACKARD CO COM	250		6,440
	HITTITE MICROWAVE CO	HITTITE MICROWAVE CORP COM	9		444
	HOME DEPOT INC COM	HOME DEPOT INC COM	341		14,324
	HOME SOLUTIONS AMERICA	HOME SOLUTIONS AMERICA INC *DLSTD*	10,000		—
	ICICI BANK LTD SPONS	ICICI BANK LTD SPONS ADR	1		26
	ILLUMINA INC COM	ILLUMINA INC COM	96		2,926
	IMMUNICON CORP DEL C	IMMUNICON CORP DEL COM	6,000		48
	IMMUNOCELLULAR THERA	IMMUNOCELLULAR THERAPEUTICS COM	3,000		4,080
	INFINERA CORPORATION	INFINERA CORPORATION	1,000		6,280
	INFOSPACE INC COM	INFOSPACE INC COM	3,000		32,970
	ING GROEP N V SPONS	ING GROEP N V SPONS ADR	500		3,585
	INSPERITY INC COM	INSPERITY INC COM	300		7,605
	INSULET CORP COM	INSULET CORP COM	430		8,097
	INTEL CORP COM	INTEL CORP COM	4,160		100,880
	INTERNATIONAL PAPER	INTERNATIONAL PAPER CO COM	15		444
	INTL BUSINESS MACHINE	INTL BUSINESS MACHINES CORP COM	295		54,245
	INVESCO MORTGAGE CAP	INVESCO MORTGAGE CAPITAL INC COM	2,000		28,100
	IRIDIUM COMMUNICATION	IRIDIUM COMMUNICATIONS INC COM	1,000		7,710
	IRON MOUNTAIN INC CO	IRON MOUNTAIN INC COM	1,296		39,917
	ISIS PHARMACEUTICALS	ISIS PHARMACEUTICALS INC COM	1,325		9,553
	ITT CORP COM	ITT CORP COM	105		2,030
	IXYS CORP DEL COM	IXYS CORP DEL COM	60		650
	J C PENNEY INC COM	J C PENNEY INC COM	190		6,679
	JAMES RIVER COAL CO	JAMES RIVER COAL CO COM	2,200		15,224
	JOHN DEERE & CO COM	JOHN DEERE & CO COM	45		3,481
	JOHNSON & JOHNSON CO	JOHNSON & JOHNSON COM	460		30,167
	JOY GLOBAL INC COM	JOY GLOBAL INC COM	210		15,744
	JPMORGAN CHASE & CO	JPMORGAN CHASE & CO COM NEW	1,200		39,900
	KERYX BIOPHARMACEUTI	KERYX BIOPHARMACEUTICALS INC COM	5,500		13,915
	KINDER MORGAN MANAGE	KINDER MORGAN MANAGEMENT LLC COM	563		44,207
	KRAFT FOODS INC CL A	KRAFT FOODS INC CL A	300		11,208
	KROGER CO COM	KROGER CO COM	100		2,422
	KT CORPORATION SPONS	KT CORPORATION SPONS ADR	20		313
	LAS VEGAS SANDS CORP	LAS VEGAS SANDS CORP COM	150		6,410
	LENNAR CORP CL A	LENNAR CORP CL A	100		1,965
	LIFE TECHNOLOGIES CO	LIFE TECHNOLOGIES CORP COM	150		5,837
	LINDSAY MFG CO COM	LINDSAY MFG CO COM	1,006		55,218
	LOTUS PHARMACEUTICAL	LOTUS PHARMACEUTICALS INC COM	2,000		700
	LSI CORPORATION COM	LSI CORPORATION COM	10		60
	MADDEN STEVEN LTD CO	MADDEN STEVEN LTD COM	165		5,693
	MAGNUM HUNTER RES CO	MAGNUM HUNTER RES CORP DEL COM	1,000		5,390
	MAKO SURGICAL CORP C	MAKO SURGICAL CORP COM	700		17,647
	MANNKIND CORP COM	MANNKIND CORP COM	2,000		5,000
	MASTERCARD INC CL A	MASTERCARD INC CL A COM	30		11,185
	MCDONALDS CORP COM	MCDONALDS CORP COM	251		25,183
	MEAD JOHNSON NUTRITI	MEAD JOHNSON NUTRITION CO COM	500		34,365
	MECHEL OAO ADR	MECHEL OAO ADR	600		5,100
	MEDTRONIC INC COM	MEDTRONIC INC COM	350		13,388
	MELA SCIENCES INC CO	MELA SCIENCES INC COM	8,000		29,520
	MERCADOLIBRE INC COM	MERCADOLIBRE INC COM	50		3,977
	MERCK & CO INC NEW C	MERCK & CO INC NEW COM	116		4,373
	MESA AIR GROUP INC C	MESA AIR GROUP INC COM *DLSTD*	4,000		13
	METROPCS COMMUNICATI	METROPCS COMMUNICATIONS INC COM	740		6,423
	MGP INGREDIENTS INC	MGP INGREDIENTS INC COM	33		166
	MICROMET INC COM	MICROMET INC COM	965		6,938
	MICRON TECHNOLOGY IN	MICRON TECHNOLOGY INC COM	3,000		18,870
	MICROSOFT CORP COM	MICROSOFT CORP COM	980		25,441

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2011 Form 5500

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Number of shares		(e) Current value
	MILLICOM INTL CELLUL	MILLICOM INTL CELLULAR S A ADR	110	$	11,109
	MODUSLINK GLOBAL SOL	MODUSLINK GLOBAL SOLUTIONS I COM	10		54
	MONSANTO CO NEW COM	MONSANTO CO NEW COM	100		7,007
	MURPHY OIL CORP COM	MURPHY OIL CORP COM	320		17,837
	MYLAN INC	MYLAN INC	1,780		38,199
	NABORS INDUSTRIES LT	NABORS INDUSTRIES LTD COM	600		10,404
	NATIONAL GRID PLC SF	NATIONAL GRID PLC SPONS ADR NEW	2,000		96,960
	NATIONAL OILWELL VAR	NATIONAL OILWELL VARCO INC COM	60		4,079
	NATIONAL QUALITY CAR	NATIONAL QUALITY CARE INC COM	10,000		130
	NEKTAR THERAPEUTICS	NEKTAR THERAPEUTICS COM	13		73
	NEOGEN CORP COM	NEOGEN CORP COM	150		4,596
	NETEASE COM INC SPON	NETEASE COM INC SPON ADR	40		1,794
	NETGEAR INC COM	NETGEAR INC COM	467		15,677
	NEWCREST MINING LTD	NEWCREST MINING LTD SPONS ADR	171		5,183
	NILE THERAPEUTICS IN	NILE THERAPEUTICS INC COM	504		275
	NORDIC AMERICAN TANK	NORDIC AMERICAN TANKERS LIMITED	100		1,199
	NORTEL NETWORKS CP C	NORTEL NETWORKS CP COM	2		—
	NOVAGOLD RESOURCES I	NOVAGOLD RESOURCES INC COM	340		2,883
	NUANCE COMMUNICATION	NUANCE COMMUNICATIONS INC COM	350		8,806
	NUTRI/SYSTEM INC COM	NUTRI/SYSTEM INC COM	1,035		13,383
	NVIDIA CORP COM	NVIDIA CORP COM	1,000		13,860
	NXP SEMICONDUCTORS N	NXP SEMICONDUCTORS N V COM	500		7,685
	NYSE EURONEXT COM	NYSE EURONEXT COM	7,200		187,920
	OCCIDENTAL PETROLEUM	OCCIDENTAL PETROLEUM CORP COM	150		14,055
	OCEAN RIG UDW INC CO	OCEAN RIG UDW INC COM	14		171
	OCLARO INC COM	OCLARO INC COM	4,000		11,280
	OFFICEMAX INC DEL CO	OFFICEMAX INC DEL COM	1,000		4,540
	ONEOK INC NEW COM	ONEOK INC NEW COM	158		13,697
	ONEOK PARTNERS L P	ONEOK PARTNERS L P	218		12,587
	ONYX PHARMACEUTICALS	ONYX PHARMACEUTICALS INC DEL COM	198		8,702
	ORACLE CORP COM	ORACLE CORP COM	1,847		47,376
	ORBITAL SCIENCES COR	ORBITAL SCIENCES CORP COM	450		6,539
	OTELCO INC IDS	OTELCO INC IDS	2,000		27,700
	PALATIN TECHNOLOGIES	PALATIN TECHNOLOGIES INC COM	200		80
	PAR PHARMACEUTICAL C	PAR PHARMACEUTICAL COS INC COM	125		4,091
	PDL BIOPHARMA INC CO	PDL BIOPHARMA INC COM	3,000		18,600
	PEABODY ENERGY CORP	PEABODY ENERGY CORP COM	970		32,117
	PENN VA CORP COM	PENN VA CORP COM	875		4,629
	PENN WEST PETROLEUM	PENN WEST PETROLEUM LTD COM	374		7,405
	PEPSICO INC COM	PEPSICO INC COM	410		27,204
	PETMED EXPRESS INC C	PETMED EXPRESS INC COM	500		5,190
	PETROCHINA CO LTD SP	PETROCHINA CO LTD SPONS ADR	10		1,243
	PETROLEO BRASI SA PE	PETROLEO BRASI SA PETROBRAS SPON ADR	320		7,952
	PETSMART INC COM	PETSMART INC COM	410		21,029
	PFIZER INC COM	PFIZER INC COM	651		14,088
	PHARMACYCLICS INC CO	PHARMACYCLICS INC COM	15,000		222,299
	PHARMATHENE INC COM	PHARMATHENE INC COM	5,000		6,350
	PNM RESOURCES INC CO	PNM RESOURCES INC COM	290		5,287
	POINT BLANK SOLUTION	POINT BLANK SOLUTIONS INC COM	19,000		6,460
	POPULAR INC COM	POPULAR INC COM	13,310		18,501
	POTASH CORP SASK INC	POTASH CORP SASK INC COM	1,666		68,780
	POW ENTMT INC COM	POW ENTMT INC COM	15,000		1,350
	PPL CORP COM	PPL CORP COM	1,000		29,420
	PREFERRED BANK/LOS A	PREFERRED BANK/LOS ANGELES COM	3		22
	PRICELINE.COM INC CO	PRICELINE.COM INC COM NEW	10		4,677
	PROCTER & GAMBLE CO	PROCTER & GAMBLE CO COM	200		13,342
	PRUDENTIAL FINANCIAL	PRUDENTIAL FINANCIAL INC COM	610		30,573
	PUBLIC STORAGE COM	PUBLIC STORAGE COM	125		16,808
	QUALCOMM INC COM	QUALCOMM INC COM	510		27,897
	QUALITY SYSTEMS INC	QUALITY SYSTEMS INC COM	942		34,845

Schedule

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2011 Form 5500

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Number of shares	(e) Current value
	RAND LOGISTICS INC C	RAND LOGISTICS INC COM	500	$ 3,255
	REALPAGE INC COM	REALPAGE INC COM	250	6,318
	REGIS CORP MINN COM	REGIS CORP MINN COM	300	4,965
	REINSURANCE GROUP OF	REINSURANCE GROUP OF AMER COM	250	13,063
	RENREN INC-SPON ADR	RENREN INC-SPON ADR	1,500	5,325
	REPUBLIC SERVICES IN	REPUBLIC SERVICES INC COM	620	17,081
	RESEARCH IN MOTION L	RESEARCH IN MOTION LTD COM	1,100	15,950
	RESVERLOGIX CORP COM	RESVERLOGIX CORP COM	200	277
	REYNOLDS AMERICAN IN	REYNOLDS AMERICAN INC COM	270	11,183
	RF MICRO DEVICES INC	RF MICRO DEVICES INC COM	1,000	5,400
	ROFIN SINAR TECHNOLO	ROFIN SINAR TECHNOLOGIES INC COM	250	5,713
	ROSS STORES INC COM	ROSS STORES INC COM	540	25,666
	ROYAL GOLD INC COM	ROYAL GOLD INC COM	445	30,006
	SAMARITAN PHARMACEUT	SAMARITAN PHARMACEUTICALS INC *DLSTD	1,166	2
	SAN JUAN BASIN ROYAL	SAN JUAN BASIN ROYALTY TR COM	430	9,787
	SANDRIDGE ENERGY INC	SANDRIDGE ENERGY INC COM	2,650	21,624
	SANGAMO BIOSCIENCES	SANGAMO BIOSCIENCES INC COM	18,260	51,858
	SCHLUMBERGER LTD N A	SCHLUMBERGER LTD N A ADR	230	15,711
	SEABRIDGE GOLD INC C	SEABRIDGE GOLD INC COM	325	5,236
	SEADRILL LTD COM	SEADRILL LTD COM	1,000	33,180
	SEAGATE TECHNOLOGY C	SEAGATE TECHNOLOGY COM	2,000	32,800
	SENOMYX INC COM	SENOMYX INC COM	1,375	4,785
	SEQUENOM INC NEW COM	SEQUENOM INC NEW COM	1,250	5,563
	SHAW GROUP INC COM	SHAW GROUP INC COM	300	8,070
	SHIRE PLC ADR	SHIRE PLC ADR	150	15,585
	SIEMENS A G SPONS AD	SIEMENS A G SPONS ADR	200	19,122
	SIGNATURE GROUP HLDG	SIGNATURE GROUP HLDGS INC COM	16	4
	SILICON MOTION TECHN	SILICON MOTION TECHNOLOGY CORP ADR	100	2,048
	SILVER WHEATON CORP	SILVER WHEATON CORP COM	290	8,398
	SIMON PROPERTY GROUP	SIMON PROPERTY GROUP INC REIT	25	3,224
	SIRIUS XM RADIO INC	SIRIUS XM RADIO INC COM	6,000	10,920
	SKYEPHARMA PLC-SPONS	SKYEPHARMA PLC-SPONS ADR	1,850	841
	SKYPEOPLE FRUIT JUIC	SKYPEOPLE FRUIT JUICE INC COM	1,000	1,860
	SLM CORP COM	SLM CORP COM	383	5,132
	SOHU.COM INC COM	SOHU.COM INC COM	140	7,000
	SONIC AUTOMOTIVE INC	SONIC AUTOMOTIVE INC CL A	14	207
	SOUTHERN COMPANY COM	SOUTHERN COMPANY COM	600	27,774
	SPRINT NEXTEL CORP C	SPRINT NEXTEL CORP COM	140	328
	ST JOE CORP COM	ST JOE CORP COM	500	7,330
	ST JUDE MEDICAL INC	ST JUDE MEDICAL INC COM	110	3,773
	STARBUCKS CORP COM	STARBUCKS CORP COM	200	9,202
	STARPHARMA HLDGS LTD	STARPHARMA HLDGS LTD SP ADR	6,100	71,248
	STARWOOD PPTY TR INC	STARWOOD PPTY TR INC COM	400	7,404
	STATE STREET CORP CO	STATE STREET CORP COM	470	18,946
	STEEL DYNAMICS INC C	STEEL DYNAMICS INC COM	415	5,457
	STERICYCLE INC COM	STERICYCLE INC COM	75	5,844
	SUPERVALU INC COM	SUPERVALU INC COM	1,300	10,556
	TAIWAN SEMICONDUCTOR	TAIWAN SEMICONDUCTOR MFG CO LTD ADR	156	2,014
	TARGET CORP COM	TARGET CORP COM	320	16,390
	TASEKO MINES LTD COM	TASEKO MINES LTD COM	20,321	55,476
	TE CONNECTIVITY LTD	TE CONNECTIVITY LTD COM	25	770
	TECO ENERGY INC COM	TECO ENERGY INC COM	930	17,800
	TESCO PLC SPONS ADR	TESCO PLC SPONS ADR	260	4,898
	TEXAS INSTRUMENTS IN	TEXAS INSTRUMENTS INC COM	1,190	34,641
	THE MOSAIC CO COM	THE MOSAIC CO COM	240	12,103
	THE TRAVELERS COMPAN	THE TRAVELERS COMPANIES INC COM	710	42,011
	TIDEWATER INC COM	TIDEWATER INC COM	10	493
	TJX COS INC COM	TJX COS INC COM	120	7,746
	TRIQUINT SEMICONDUCT	TRIQUINT SEMICONDUCTOR INC COM	5,000	24,350
	TRIUS THERAPEUTICS I	TRIUS THERAPEUTICS INC COM	600	4,290

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2011 Form 5500

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Number of shares	(e) Current value
	TYCO INTERNATIONAL L	TYCO INTERNATIONAL LTD COM	25	$ 1,168
	UNION PACIFIC CORP C	UNION PACIFIC CORP COM	310	32,841
	US BANCORP DEL COM N	US BANCORP DEL COM NEW	500	13,525
	US GLOBAL NANOSPACE	US GLOBAL NANOSPACE INC COM	2,000	1
	VALE SA -SP ADR	VALE SA -SP ADR	500	10,725
	VALEANT PHARMACEUTIC	VALEANT PHARMACEUTICALS INTL COM	100	4,669
	VERIZON COMMUNICATIO	VERIZON COMMUNICATIONS COM	3,058	122,669
	VESTA INSURANCE GROU	VESTA INSURANCE GROUP INC *DLSTD*	110	—
	VISA INC-CLASS A COM	VISA INC-CLASS A COM	120	12,184
	VMWARE INC CL A COM	VMWARE INC CL A COM	130	10,815
	WAL-MART STORES INC	WAL-MART STORES INC COM	100	5,976
	WALT DISNEY COMPANY	WALT DISNEY COMPANY COM	466	17,475
	WELLS FARGO & CO NEW	WELLS FARGO & CO NEW COM	2,415	66,557
	WESTERN DIGITAL CORP	WESTERN DIGITAL CORP COM	455	14,082
	WESTPORT INNOVATIONS	WESTPORT INNOVATIONS INC COM	300	9,972
	WHIRLPOOL CORP COM	WHIRLPOOL CORP COM	47	2,230
	WILLIS GROUP HLDGS F	WILLIS GROUP HLDGS PLC COM	140	5,432
	WORTHINGTON INDUSTRI	WORTHINGTON INDUSTRIES INC COM	770	12,613
	XL GROUP PLC COM	XL GROUP PLC COM	5	99
	XYLEM INC COM	XYLEM INC COM	210	5,395
	YAHOO! INC COM	YAHOO! INC COM	900	14,517
	YAMANA GOLD INC COM	YAMANA GOLD INC COM	100	1,469
	YELLOW MEDIA INC COM	YELLOW MEDIA INC COM	5,000	891
	YUM! BRANDS INC COM	YUM! BRANDS INC COM	200	11,802
	3M COMPANY COM	3M COMPANY COM	100	8,173
	CALL ON NGG 1/21/12	CALL ON NGG 1/21/12 @ 50.00	(1,500)	(225)
	CALL ON ORCL 1/21/12	CALL ON ORCL 1/21/12 @ 30.00	(1,000)	(30)
	CALL ON SLV 12/30/11	CALL ON SLV 12/30/11 @ 27.00	(1,000)	(10)
	CALL ON STX 1/21/12	CALL ON STX 1/21/12 @ 17.50	(2,000)	(660)
	CALL ON C @ 2.00	CALL ON C @ 2.00 1/19/13	2,000	1,840
	CALL ON C @ 7.50	CALL ON C @ 7.50 1/21/12	6,000	60
	CALL ON C @ 7.50	CALL ON C @ 7.50 1/21/12	5,000	50
	CALL ON NSP @ 25.00	CALL ON NSP @ 25.00 1/21/12	1,000	950
	CALL ON NVDA @ 25.00	CALL ON NVDA @ 25.00 1/21/12	800	8
	PUT ON URBN @ 35.00	PUT ON URBN @ 35.00 1/21/12	1,000	7,300
		Total common stocks		61,647,271
	Mutual funds:			
	ABERDEEN EMERG MKTS	ABERDEEN EMERG MKTS TELE&INF	100	1,753
	ALERIAN MLP ETF	ALERIAN MLP ETF	1,000	16,620
	ALLIANZ RCM GLOBAL H	ALLIANZ RCM GLOBAL HLTHCARE FD CL A	118	2,903
	AMER CENT GLOBAL GOL	AMER CENT GLOBAL GOLD FUND-INV# 98(	439	8,661
	AMERICA EUROPACIFIC	AMERICA EUROPACIFIC GROWTH-R6	627,059	22,028,596
	AMERICAN CAPITAL WOR	AMERICAN CAPITAL WORLD BOND FD #31	723	14,796
	AMERICAN CENT SMALL	AMERICAN CENT SMALL CAP VALUE INSTI	2,124,988	16,532,410
	AMERICAN FDS-NEW WOR	AMERICAN FDS-NEW WORLD FD-R6	229,639	10,588,668
	ARBITRAGE FUND (THE)	ARBITRAGE FUND (THE)	506	6,506
	CALAMOS CONV & HIGH	CALAMOS CONV & HIGH INCOME FD SBI	3,000	34,680
	CALAMOS GROWTH & INC	CALAMOS GROWTH & INCOME FD CL A	291	8,953
	CALAMOS GROWTH FUND-	CALAMOS GROWTH FUND-INST	368,246	18,725,305
	CBRE CLARION GLB R/E	CBRE CLARION GLB R/E INCOME FUND	350	2,394
	CGM FOCUS FD #815	CGM FOCUS FD #815	220	5,638
*	CNI CHARTER CORP BON	CNI CHARTER CORP BOND FD-INSTL #255	10,031	105,930
*	CNI CHARTER GOVT BD	CNI CHARTER GOVT BD FD-INSTL CL #256	3,133,234	33,556,935
*	CNI CHARTER HIGH YLD	CNI CHARTER HIGH YLD BD FD-INSTL#251	2,379,407	19,630,107
*	CNI CHARTER LG CAP V	CNI CHARTER LG CAP VAL EQTY-INST#253	2,606,052	21,291,443
*	CNI CHARTER M/ASSET	CNI CHARTER M/ASSET INST SHR #259	1,073,355	10,819,421
	COHEN & STEERS INTL	COHEN & STEERS INTL RLTY FD -I	8,600	77,575
	COLUMBIA ACORN FUND	COLUMBIA ACORN FUND CL Z #492	559,373	15,416,319
	COLUMBIA MIDCAP VALU	COLUMBIA MIDCAP VALUE FD CL Z #983	123,538	1,582,521

Schedule

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2011 Form 5500

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Number of shares	(e) Current value
	DIREXION SHS ETF TR	DIREXION SHS ETF TR	53	$ 3,860
	DODGE & COX BALANCED	DODGE & COX BALANCED FD #146	1,076	72,547
	DODGE & COX INCOME F	DODGE & COX INCOME FD # 147	453	6,026
	DODGE & COX INTL STO	DODGE & COX INTL STOCK FD 1048	427	12,473
	DODGE & COX STOCK FU	DODGE & COX STOCK FUND #145	154	15,651
	DREYFUS PREM EMERG M	DREYFUS PREM EMERG MKTS FD CL A #327	1,586	14,309
	EAGLE SMALL CAP GROW	EAGLE SMALL CAP GROWTH FUND-R5	523,285	20,036,587
	EATON VANCE ENH EQTY	EATON VANCE ENH EQTY INC FD II ETF	2,000	20,420
	FAIRHOLME FUND #1950	FAIRHOLME FUND #1950	1,600	37,040
	FBR SMALL CAP FD CL	FBR SMALL CAP FD CL A # 4	627	28,978
	FIDELITY CONTRAFUND	FIDELITY CONTRAFUND #22	240	16,195
	FIDELITY FLTG RATE H	FIDELITY FLTG RATE HIGH INC 814	11,710	112,886
	FIDELITY LEVERAGED C	FIDELITY LEVERAGED CO STOCK FD	588	14,777
	FIDELITY SELECT HLTH	FIDELITY SELECT HLTH CARE PORT #63	95	11,584
	FIDELITY SELECT UTIL	FIDELITY SELECT UTILITIES GROWTH#65	233	12,460
	FIDELITY U S EQUITY	FIDELITY U S EQUITY INDEX PORT 650	924	41,108
	FIRST EAGLE GLOBAL F	FIRST EAGLE GLOBAL FD CL A # 801	502	22,648
	FPA NEW INCOME FUND#	FPA NEW INCOME FUND# 78	1,427	15,196
	FRANKLIN TEMPLETON G	FRANKLIN TEMPLETON GLOBAL BOND FD-AD	924,006	11,429,953
	GLOBAL X FTSE COLUMB	GLOBAL X FTSE COLUMBIA 20 ETF	301	5,364
	GLOBAL X LITHIUM ETF	GLOBAL X LITHIUM ETF	100	1,433
	HARBOR BOND FUND – IN	HARBOR BOND FUND – INSTL #14	1,462	17,822
	HARBOR HIGH YIELD BO	HARBOR HIGH YIELD BOND-INS	4,091	43,321
	HUSSMAN STRATEGIC GR	HUSSMAN STRATEGIC GROWTH FD # 601	1,236	15,369
	IPATH DJ AIG GRAINS	IPATH DJ AIG GRAINS TTL RTN ETF	1,000	45,030
	IPATH S&P 500 VIX M/	IPATH S&P 500 VIX M/T FU ETN	760	46,102
	ISHARES DJ SELECT DI	ISHARES DJ SELECT DIVID INDEX FD SBI	588	31,609
	ISHARES FTSE NAREIT	ISHARES FTSE NAREIT RESIDENT-ETF	100	4,422
	ISHARES GOLD TRUST	ISHARES GOLD TRUST	3,570	54,371
	ISHARES INC MSCI GER	ISHARES INC MSCI GERMANY INDEX	100	1,922
	ISHARES MSCI EMERGIN	ISHARES MSCI EMERGING MKTS INDEX SBI	150	5,691
	ISHARES RUSSELL 3000	ISHARES RUSSELL 3000 INDEX	840	62,311
	ISHARES S & P MIDCAP	ISHARES S & P MIDCAP 400 INDEX	965	84,544
	ISHARES S & P SMALL	ISHARES S & P SMALL CAP 600 INDEX	1,650	112,695
	ISHARES SILVER TR SB	ISHARES SILVER TR SBI	1,000	26,940
	KAYNE ANDERSON ENERG	KAYNE ANDERSON ENERGY TOT RET FD SBI	1,500	37,965
	KEELEY SMALL CAP VAL	KEELEY SMALL CAP VALUE FD-A	497	11,509
	LAZARD EMERGING MARK	LAZARD EMERGING MARKETS-OPEN # 652	511	8,783
	MARKET VECTORS DBL S	MARKET VECTORS DBL SHORT EURO ETF	650	29,679
	MARKET VECTORS GOLD	MARKET VECTORS GOLD MINERS ETF FD	140	7,200
	MARKET VECTORS JR GO	MARKET VECTORS JR GOLD MINER ETF	75	1,853
	MATTHEWS PACIFIC TIG	MATTHEWS PACIFIC TIGER FD # 802	966	19,647
	MERIDIAN GROWTH FUND	MERIDIAN GROWTH FUND# 075	409	17,027
	MERIDIAN VALUE FUND	MERIDIAN VALUE FUND # 076	1,814	50,933
	MIDCAP SPDR TRUST SE	MIDCAP SPDR TRUST SERIES 1 ETF	700	111,643
	NUVEEN MULTI-STRATEG	NUVEEN MULTI-STRATEGY INC GTH FD 2	1,000	8,050
	OAKMARK EQUITY & INC	OAKMARK EQUITY & INCOME FD #810	3,448	93,281
	OAKMARK GLOBAL FUND	OAKMARK GLOBAL FUND CL I #1674	1,138	22,598
	OPPENHEIMER INTL BON	OPPENHEIMER INTL BOND FD-A 880	12,476	77,474
	PIMCO 1-5 YEAR US TI	PIMCO 1-5 YEAR US TIPS INX FD ETF	400	21,344
	PIMCO ALL ASSET ALL	PIMCO ALL ASSET ALL AUTH-D4319	2,041	20,284
	PIMCO ALL ASSET FD C	PIMCO ALL ASSET FD CL D	4,348	49,877
	PIMCO COMMOD REALRET	PIMCO COMMOD REALRETURN STRATG-D 377	2,789	17,933
	PIMCO CORPORATE OPPO	PIMCO CORPORATE OPPORTUNITY FD SBI	1,000	17,370
	PIMCO EMERGING LOCAL	PIMCO EMERGING LOCAL BOND-IS 332	7,665	77,034
	PIMCO EMERGING MKTS	PIMCO EMERGING MKTS BD INSTL-137	3,808	42,845
	PIMCO FOREIGN BOND F	PIMCO FOREIGN BOND FUND CL D 4307	1,431	15,142
	PIMCO TOTAL RETURN F	PIMCO TOTAL RETURN FD INSTL-35	2,292,369	24,918,050
	POWERSHARES DB AGRIC	POWERSHARES DB AGRICULTURE FD ETF	1,620	46,786
	POWERSHARES DWA DEVE	POWERSHARES DWA DEVELOPED MA ETF	5,816	101,606

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2011 Form 5500

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Number of shares		(e) Current value
	POWERSHARES DWA TECH	POWERSHARES DWA TECH LEAD PT ETF	5,066	$	120,723
	POWERSHARES DYN BIOT	POWERSHARES DYN BIOTECH & GENOME FD	100		2,006
	POWERSHARES QQQ TR 1	POWERSHARES QQQ TR 1	100		5,583
	PRINCIPAL PREFERRED	PRINCIPAL PREFERRED SECURITIES INSTI	17,370		162,934
	PROSHARES SHORT HIGH	PROSHARES SHORT HIGH YIELD ETF	100		3,712
	PROSHARES TR ETF	PROSHARES TR ETF	200		7,078
	PROSHARES TR II ETF	PROSHARES TR II ETF	300		4,761
	PROSHARES TR ULTRA I	PROSHARES TR ULTRA INDUSTRIALS ETF	200		8,284
	PROSHARES ULTRA BASI	PROSHARES ULTRA BASIC MATERIALS ETF	200		6,424
	PROSHARES ULTRAPRO Q	PROSHARES ULTRAPRO QQQ ETF	41		2,788
	PROSHARES ULTRAPRO S	PROSHARES ULTRAPRO S&P 500 ETF	205		12,331
	PROSHARES ULTRASHORT	PROSHARES ULTRASHORT GOLD ETF	100		1,981
	PROSHARES ULTRASHORT	PROSHARES ULTRASHORT REAL ESTATE ETF	153		5,624
	ROYCE MICRO-CAP FD -	ROYCE MICRO-CAP FD -INV # 264	1,347		19,589
	ROYCE SPECIAL EQUITY	ROYCE SPECIAL EQUITY FUND 327	618		12,179
	RYDEX S&P EQUAL WEIG	RYDEX S&P EQUAL WEIGHTED INDEX SBI	2,500		115,700
	SCOUT INTERNATIONAL	SCOUT INTERNATIONAL FUND	503		14,056
	SPDR BARCLAYS CAPITA	SPDR BARCLAYS CAPITAL HIGH YIELD BON	1,920		73,824
	SPDR DOW JONES INDL	SPDR DOW JONES INDL AVRG ETF	100		12,185
	SPDR GOLD TRUST ETF	SPDR GOLD TRUST ETF	338		51,373
	SPDR S&P 500 ETF TRU	SPDR S&P 500 ETF TRUST	2,418		303,458
	SPDR S&P DIVIDEND ET	SPDR S&P DIVIDEND ETF	1,140		61,412
	T ROWE PRICE CAP APP	T ROWE PRICE CAP APPRECIATION FD #72	1,383		28,528
	T ROWE PRICE EMERGIN	T ROWE PRICE EMERGING MKTS STK #111	210		5,988
	T ROWE PRICE HEALTH	T ROWE PRICE HEALTH SCIENCES FD 114	140		4,563
	TWEEDY BROWNE GLOBAL	TWEEDY BROWNE GLOBAL VALUE FD# 001	705		15,408
	ULTRA OIL & GAS PROS	ULTRA OIL & GAS PROSHARES ETF	1		44
	ULTRA S&P 500 PROSHA	ULTRA S&P 500 PROSHARES ETF	30		1,392
	UTILITIES SELECT SEC	UTILITIES SELECT SECTOR SPDR FD SBI	1		36
	VANGUARD DIVIDEND AP	VANGUARD DIVIDEND APPREC INDEX ETF	2,345		128,153
	VANGUARD EXTENDED MA	VANGUARD EXTENDED MARKET ETF	1,900		98,496
	VANGUARD HIGH DVD YI	VANGUARD HIGH DVD YIELD ETF	150		6,789
	VANGUARD INTL MSCI E	VANGUARD INTL MSCI EMERGING MKTS ETF	1,359		51,927
	VANGUARD LARGE CAP I	VANGUARD LARGE CAP INDEX-INST	277,546		33,077,986
	VANGUARD MID CAP IND	VANGUARD MID CAP INDEX-SIGN #1344	89,759		2,524,913
	VANGUARD REIT ETF	VANGUARD REIT ETF	600		34,800
	VANGUARD S/T BOND IN	VANGUARD S/T BOND INDEX-SIG #1349	51,154		542,745
	VANGUARD SMALL CAP I	VANGUARD SMALL CAP INDEX FD INST#857	200,258		6,686,625
	VANGUARD SMALL-CAP E	VANGUARD SMALL-CAP ETF	1,100		76,637
	VANGUARD TOTAL STOCK	VANGUARD TOTAL STOCK MARKET ETF	355		22,827
	VNGRD SPCL GOLD & PR	VNGRD SPCL GOLD & PREC METALS #53	561		10,869
	WISDOMTREE EM SMALL	WISDOMTREE EM SMALL CAP ETF	110		4,547
	YACKTMAN FOCUSED FUN	YACKTMAN FOCUSED FUND # 190	987		18,540
	ZWEIG TOTAL RETURN F	ZWEIG TOTAL RETURN FUND	12,000		36,360
		Total mutual funds			273,153,869
	Other assets:				
	ATLAS ENERGY LP	ATLAS ENERGY LP	1		24
	CHENIERE ENERGY PART	CHENIERE ENERGY PARTNERS LP	2,000		36,040
	ENERGY TRANSFER EQUI	ENERGY TRANSFER EQUITY LP	75		3,044
	ENERGY TRANSFER PART	ENERGY TRANSFER PARTNERS L P INT	150		6,878
	ENTERPRISE PRODS PAR	ENTERPRISE PRODS PARTNERS L P	100		4,638
	INERGY L P INT	INERGY L P INT	226		5,519
	KINDER MORGAN ENGY P	KINDER MORGAN ENGY PARTNERS L P INT	400		33,980
	LINN ENERGY LLC LF	LINN ENERGY LLC LF	1,055		39,994
	MARKWEST ENERGY PART	MARKWEST ENERGY PARTNERS L P	100		5,506
	TC PIPELINES LP	TC PIPELINES LP	177		8,395
	CALIFORNIA ST V/R	CALIFORNIA ST V/R 0.030% 7/01/23	100,000		100,000
		Total other assets			244,018

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2011 Form 5500

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Number of shares	(e) Current value
	Participant loans:			
*	CNC PARTICIPANT LOAN	SECURED BY VESTED INTEREST 4.25% TO 10.00%		$ 11,248,533
				$ 384,106,978

* Denotes Party-in-interest asset.

See accompanying report of independent registered public accounting firm.